Robert Matthews is with **Jonathan Bartz** and **2 others**.
October 17, 2025 ·

ert Matthews

creenwriter/director at
Beanstalk Films

Studied at Chapman
University

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who's already invested or shared the Artichoke campaign —
r!

ble to officially file with the SEC and make the campaign public
ing it up to thousands more potential backers.

oke is a Cold War–era thriller about a brilliant hypnotist recruited
is hypnotized too.

hase is still private, so every investment or share right now is a
launch.

kfilmsllc

Even if you're not in a position to invest, sharing this post or tagging someone who might be interested helps more than you can imagine.

Thank you all for believing in this project and helping bring Artichoke to life.

Legally Required Disclaimer: https://help.wefunder.com/testing-the-waters-legal...


A BEANSTALK FILMS PRODUCTION
ARTICHOKE
A ROBERT MATTHEWS FILM

WEFUNDER.COM

Invest in Beanstalk Films LLC: Artichoke - A movie about a hypnotist, where the audience is also hypnotized in real life.